Exhibit 99.1

ASX/Media Release (Code: ASX: IMM; NASDAQ: IMMP)

12 December 2017

Operational Update

SYDNEY, AUSTRALIA—Immutep Limited (ASX: IMM; NASDAQ: IMMP) (Immutep or the Company), has provided an update on the Company’s two ongoing clinical trials with eftilagimod alpha (LAG-3Ig or IMP321). Immutep is pleased to advise that clinical studies of eftilagimod alpha are progressing well.

In line with previous guidance, the third cohort of TACTI-mel (Two ACTive Immunotherapeutics in melanoma), the Company’s Australian melanoma clinical trial, has now been fully recruited. The sixth and last patient of that cohort received their first treatment yesterday, bringing the total number of patients recruited for the trial to 18.

The patients eligible to participate in the TACTI-mel Phase 1 clinical trial are those with unresectable or metastatic melanoma who have either had a suboptimal response or had disease progression with pembrolizumab (KEYTRUDA) monotherapy as a first-line of treatment. These patients are dosed with eftilagimod alpha in combination with pembrolizumab. To date, no dose limiting toxicity has been observed in any patient at any dose level. Data shows the combination to be safe and well tolerated. Data from all three cohorts is expected in H1 2018.

AIPAC (Active Immunotherapy PAClitaxel), the Company’s European clinical trial started recruitment of the randomized part of the study in January 2017. In addition to centres in Belgium and the Netherlands, competent authorities’ approvals have been received and patient recruitment has also now commenced in Poland, Hungary, United Kingdom and Germany, with France following in due course. In total, 29 out of 34 clinical sites have been activated with the outstanding site activations expected to occur in early 2018. The study is expected to be fully recruited by mid-2018.

As announced earlier in June, data from the open-label safety run-in cohort of 15 patients, who received 6mg and 30mg doses of eftilagimod alpha in combination with paclitaxel, were presented at the American Society of Clinical Oncology (ASCO) Annual Meeting in Chicago, IL, USA. Final results received in December 2017 confirm the data presented at ASCO. Data shows that the combination of eftilagimod alpha plus weekly paclitaxel in patients with metastatic breast cancer is safe and well tolerated, leading to an overall response rate of 47% in the safety run-in. Pharmacodynamic parameters on primary and secondary target cells confirmed the proof of principle in patients.

Eftilagimod alpha Partnering Update

Immutep’s Chinese partner for eftilagimod alpha, EOC Pharma, an oncology focused affiliate of Eddingpharm, applied in the first quarter of 2017 for an Investigational New Drug (IND) in China, in preparation before starting clinical trials. Recent positive changes in the Chinese regulatory environment are likely to speed up development of eftilagimod alpha in China.

CYTLIMIC, the Japanese NEC spin off with which Immutep has a collaboration agreement, presented a poster at ASCO (http://abstracts.asco.org/199/AbstView_199_183394.html) which showed the results of their T-cell based therapeutic cancer vaccine with eftilagimod alpha as a vaccine adjuvant. A new material transfer agreement with CYTLIMIC regarding their purchase of additional vials of eftilagimod alpha from Immutep was concluded in September 2017.

IMP761 Update

IMP761 is the first humanized antibody which acts as an agonist to one of the three immune checkpoint molecules targeted in oncology, namely CTLA-4, PD-1 and LAG-3. Consequently, Immutep is the first company to translate the vast amount of clinical data and biologic knowledge from oncology to the field of auto-immune diseases. The preclinical development of our agonist anti-LAG-3 antibody has now been successfully advanced following an extensive cross-reactivity study on a series of 30 FDA-approved human tissues sections, a prerequisite before entering the clinic.

About Immutep

Please note that Prima BioMed Ltd is now Immutep Limited and all subsidiaries will be renamed accordingly. Immutep is a globally active biotechnology company that is striving to become a leader in the development of immunotherapeutic products for the treatment of cancer. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Immutep’s current lead product is eftilagimod alpha, a soluble LAG-3Ig fusion protein based on the LAG-3 immune control mechanism. This mechanism plays a vital role in the regulation of the T cell immune response. Eftilagimod alpha alone, or in other drug combinations, has completed early Phase II trials as an APC activator boosting T cell responses for cancer chemo-immunotherapy. A number of additional LAG-3 products, including antibodies for immune response modulation in autoimmunity and cancer are being developed by large pharmaceutical partners.

Immutep is listed on the Australian Stock Exchange (IMM), and on the NASDAQ (IMMP) in the US.

For further information please contact:

U.S. Investors:

Jay Campbell, Vice President of Business Development and Investor Relations, Immutep

+1 (917) 860-9404; jay.campbell@immutep.com

Matthew Beck, The Trout Group LLC

+1 (646) 378-2933; mbeck@troutgroup.com

Australian Investors/Media:

Mr Matthew Gregorowski, Citadel-MAGNUS

+61 (2) 8234 0100; mgregorowski@citadelmagnus.com

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